From: Burns, Kristin [mailto:KristinBurns@eversheds-sutherland.us]
Sent: Wednesday, March 08, 2017 1:08 PM
To: minored@sec.gov
Cc: Pangas, Harry S. <HarryPangas@eversheds-sutherland.us>; Park, Adam <AdamPark@eversheds-sutherland.us>
Subject: Alcentra Capital Corporation

Dominic –

Further to our call, the Company has agreed that in any prospectus supplement (whether or not relating to a takedown to sell selling stockholder shares), this sentence in the N-2:

“The selling stockholders will not bear any expenses with respect to the registration of their shares for resale; however, the selling stockholders will be responsible for the brokers’ or underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such shares.”

will be replaced with this disclosure:

“Alcentra NY has agreed to bear all expenses, including legal, accounting, printing and additional registration fees associated with this registration statement (SEC File No. 333-216207) of which this prospectus is a part. We estimate that such expenses will total $50,000. In addition, Alcentra NY has agreed to bear all legal, accounting and printing fees incurred in connection with a prospectus supplement relating to the sale or disposition or such shares held by Alcentra Ltd or BNY Mellon Global Credit Alternatives Fund. To the extent any such prospectus supplement relates to the sale or disposition of shares other than those held by Alcentra Ltd. or BNY Mellon Global Credit Alternatives Fund, Alcentra NY will only bear the portion of such legal, accounting and printing fees that relate to the shares held by Alcentra Ltd. or BNY Mellon Global Credit Alternatives Fund. We estimate that such additional expenses will not exceed $20,000. The selling stockholders will be responsible for the brokers’ or underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such shares.”

We also confirm that the fees listed in Item 27 of this registration statement (SEC File No. 333-216207) include fees and expenses associated with the Company’s previous registration statement (SEC File No. 333-213193) and fees and expenses associated with a potential sale or disposition pursuant to the registration statement. The $50,000 estimate noted above is only inclusive of fees and expenses associated with the filing of this registration statement (SEC File No. 333-216207).

Please let me know if you have any further comments.

Thank you,

Kristin

Kristin Hespos Burns | Associate

Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700, Washington, DC 20001-3980, US
T: +1.202.383.0918

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